Exhibit 5

AVRICORE’S HEALTHTAB SELECTED FOR FEASIBILITY STUDY FOR TESTING IN COMMUNITY PHARMACIES IN UNITED KINGDOM

VANCOUVER, BC – (GLOBE NEWSWIRE) – August 3, 2023 – Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) (“Avricore Health” or the “Company”) is pleased that HealthTab™, the Company’s leading pharmacy-based platform for testing and health data management, has been selected by a collaborative involving the internationally renowned Barts Heart Centre and HEART UK to assess the feasibility of community pharmacists in the UK’s ability to complement opportunistic blood pressure checks with cholesterol testing to assess overall cardiovascular risk and build on the clinical services offered.

“In the wake of the pandemic, it’s clear that the community pharmacy needs to play a bigger role in delivering more access to healthcare services, especially chronic disease screening and management,” said Hector Bremner, CEO of Avricore Health. “We are honoured to have been selected for this important project and look forward to working with pharmacist as they support patients with this vital service.”

The feasibility study seeks deeper insights and ways to build off the successful delivery of over 930,000 blood pressure checks in just over a year through approximately 6000 pharmacies as part of NHS initiative to support risk identification and prevention of cardiovascular disease.

That initiative allowed those with high blood pressure to be identified and referred onward for management. This is critical at this time for such services, as it is estimated that there are over 5 million people with undiagnosed hypertension in the UK today.

Given that significant need, NHS England recently announced £645 million to support increasing access to primary care, including expanding clinical pharmacy as an essential part of recovering the system’s ability to deliver timely service. Pharmacy proved during the COVID-19 pandemic it can offer people easy access to health services in the heart of their communities, and with a high-quality screening and health data management tool like HealthTab, they will be able to deliver the same vital support for chronic diseases.

The collaborative, with support of the pharmaceutical industry, will begin the study with five locations throughout London and as the program establishes itself will begin to expand the program to more locations.

The collaborative leading the feasibility study include:

Barts Heart Centre – Is at the forefront of new treatments for heart disease and is proud that its patients have some of the best clinical outcomes in the country. Barts Heart Centre is based at St Bartholomew’s Hospital in the City of London. However, cardiac services are also provided at Newham, The Royal London and Whipps Cross hospitals. It treats patients from across the UK for a wide range of complex conditions including coronary heart disease, arrhythmias, heart failure and many other cardiac problems.

HEART UK - The UK’s only cholesterol charity, providing support, information and influencing services for families and health professionals. Their vision is to prevent early disease and deaths from cholesterol and other blood fat (lipid) conditions in the UK and aim for people to know and understand their cholesterol and other blood fat (lipid) levels and take appropriate action.

About HealthTab

HealthTab is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues.

With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

To find a location near you, please visit: healthtab.com/locations

HealthTab Market Fast Facts

●	Point-of-Care Testing Market to reach $50.6 Billion USD in 2025 (Source)
●	Glucose monitoring (diabetes related) to make up the largest growth within the sector. (Source)
●	Nearly 13.6 Million Canadians expected to diabetic or prediabetic by 2030, with many undiagnosed (Source)
●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)
●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)
●	There are more than 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™ (a wholly owned subsidiary), its mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements.

In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy this release. r accuracy